EXHIBIT 16.2
___________, 2005

Merritt Jesson
President & CEO
Pickups Plus, Inc.
4360 Ferguson Drive, Suite 102
Cincinnati, OH 45245

Re:      Letter of Intent

Dear Mr. Jesson,

      NeoMedia Technologies, Inc. ("NEOM" or "Buyer") is pleased to provide you with this outline of terms ("Letter of Intent" or "LOI") for the options to purchase 30% and 40% of AP, a wholly owned subsidiary of Pickups Plus, Inc. and Pickups Plus' option to acquire of all of the outstanding shares of Automotive International, Inc. ("AI") from Pickups Plus, Inc. ("PUPS" or "Seller").

      1. Overview. This Letter of Intent is intended to be non-binding on both parties and commit the parties to enter into good faith negotiations with the objective of executing mutually agreeable, definitive agreements. This Letter of Intent outlines the general terms and conditions for the Buyer to have a twelve
(12) month option to purchase 30% of the Sellers AP business with an option to purchase the final 40% within twelve (12) months after executing its purchase of the 30% of the Seller's AP business referenced above. In addition, the parties agree that upon the Buyers exercise of its option to purchase the final 40% of the Sellers AP business, the Seller will transfer its option or work with Buyer to execute its option to purchase all of the outstanding shares of AI, if that option has not been previously executed. Under an Asset Purchase Agreement, the Buyer will have the option to purchase the remaining interest in assets that relate to operating the AP business at the closing of the Buyers exercising its option to purchase the final 40% of the Sellers AP business. The closing ("Closing") will be herein after defined as the date of execution of a definitive Option Purchase Agreement and the delivery of any requirements under paragraph 2 below.

      2. Purchase Price. Upon its exercise of its options, the Buyer agrees to purchase a 30% and the remaining 40% interest in Auto Preservation business (AP) and the Sellers option to purchase AI, from the Seller under the following terms:

      a) The Buyer agrees to purchase such assets from Seller under the following terms:

            o A total valuation of $5,500,000 was used for the initial sale of 30% interest in the assets and is the basis for the minimum purchase price for the remaining 70%, subject to adjustments referenced below.

            o Upon 30 days written notice, the Buyer will have the right to exercise its option to purchase 30% of the Sellers AP business at any time during the twelve month period defined above and to purchase the remaining 40% of the Sellers AP business within twelve months of the completion of its purchase of the 30% of the Sellers AP business.

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            o     The purchase price for the 30% interest of AP will be
                  $1,650,000 payable in common stock of NEOM valued at the VWAP utilizing the ten days preceding the signing of the option purchase with piggy back registration rights.

            o The purchase price for the final 40% of the Sellers AP business, along with its option, if not already exercised, for its purchase of AI will be set at $2,200,000 if exercised within the first 12 months, otherwise it will be determined by taking AP's previous quarter EBITDA multiplying that by 4, then multiplying that by 5 times, and then taking 40% of that number.


      b)    Both parties agree that the purchase price will be paid as follows:

            o Payment for the 40% option exercises will be in shares of Buyers common stock valued at the VWAP utilizing the ten days preceding the signing of the option purchase. These shares will have piggyback registration rights.

            o Both parties will have anti-dilution previsions. These anti-dilution provisions will apply to any funds that are placed into AP, by either NEOM or PUPS, where the total useable cash in the AP bank account is $100,000 at all times. If it is projected by the majority holder of the stock of AP that the minimum amount will fall below $100,000 at any time, then the majority holder of the AP stock will immediately notify the minority holder. The majority holder will advance funds into the AP bank account sufficient to satisfy the $100,000 minimum cash requirement and the minority share holder will have ten business days to place the same amount of funds into the bank account. If such funds are not matched, then the party making the investment into AP will have its percentage ownership adjusted upward utilizing the initial valuation placed on AP by the Seller. Additionally, the Buyer will provide and supervise all business functions of AP only at such time as it exercises and completes its purchase of 60% of the Sellers AP business.

      c) Both parties agree that all assets of the Companies required to operate the AP business will be included in the transaction, but not limited to the following:

            o PUPS exclusive perpetual license for the use of the ValuGard name within the United States.

            o All current Distributor, Dealer, Detailers, Jobber and vendor agreements within the United States that belong to AP. It is further agreed that NEOM and PUPS will work together in the development of a marketing plan so as not to compete with each other within the United States.

            o All computer software and hardware, customers, furniture, and fixtures related to the AP business.


      3. Option to Purchase AI. Upon the Buyers exercise and payment of all its options for the purchase of the 100% interest in AP, or by making a cash purchase price of $2,000,000 during any of its option periods, the Seller will transfer its option to purchase Automotive International ("AI"). At that time the parties agree that they will work together to determine if the Buyer should fund the Sellers option to purchase AI or have the Buyer negotiate a separate

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agreement with AI that would supercede and replace the Sellers option. If the
PUPS stock price is $0.25 or above at exercise only then would PUPS cover the buy-back clause. Buyer understands the Sellers option has many terms to it, some of which are as follows:

            o When PUPS exercises its option, then AI will have a one-time demand right for PUPS to buy-back all of the stock issued under the PUPS and AI asset purchase agreement for the price of $1,100,000.

            o PUPS agreed to purchase all shares of AI for a total purchase price of $4,300,000 to be paid as follows:

            o     $1,300,000 in cash at the time it exercises its option.

            o PUPS would provide AI 14,285,714 (valued at $0.21) shares of the common stock of PUPS. NEOM would either negotiate the replacement of PUPS for NEOM stock or purchase such PUPS stock.

            o The number of the PUPS shares is based on the PUPS current shares outstanding and both parties agreed that if PUP's shareholders authorize a reverse split of its shares then the above number of shares would be affected on that same basis.

            o All assets of AI will be included in transactions including but not limited to the following; all agreements, all computer software and hardware, names, trademarks, Internet sites, customers, furniture, fixtures, and patents.

      4. Existing PUPS Management. The Buyer agrees to offer key management consulting agreements.

      5. Restrictive Covenant. The Seller agrees to sign a non-compete agreement that stipulates that for a five (5) year period after the Closing of AP, the Seller shall not, directly or indirectly: a) conduct or be involved in any business relating to the application of warranty chemicals or automotive accessories; b) solicit any customer or vendor, or induce any customer or vendor to discontinue or alter its relationship with the Companies; or c) recruit, solicit or hire any employee or induce or attempt to induce any employee to terminate or alter its relationships with the Companies.

            o Definitive Acquisition Agreements. Both parties agree that this LOI will be non-binding Following the execution of the Letter of Intent, Buyer's counsel will prepare the Definitive Acquisition Agreement. The parties both agree that they will use their best efforts to execute the Definitive Agreement within 90 days. The Buyer and Seller agree that this LOI contains the fundamental financial terms and conditions of the enclosed transactions

      6. Information. The Seller will afford, and will cause its certified public accountants, counsel and other representatives to afford, to Buyer and its accountants, counsel, agents and other authorized representatives, and to financial institutions specified by Buyer, a reasonable opportunity to conduct acquisition due diligence investigations of AP and its business and affairs. Buyer is aware that the Company's financial statements are audited.

      7. Confidentiality. Buyer agrees to maintain in the strictest confidence any information supplied by Seller to Buyer as part of Buyer's due diligence and/or otherwise relating to the business activities of Seller. In the event that a definitive agreement between Buyer and Seller is not reached and the transaction contemplated by this Letter of Intent is not completed, then and in

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such event, Buyer agrees to refrain from using any information gained by Buyer in connection with its due diligence and/or review of Sellers confidential information, and further agrees to refrain from competing with Seller in any territories or with any customer who Seller is currently servicing.

      8. Brokers or Finders. The Buyer and Seller represent to each other that there are no other brokers or finders in this transaction and no other broker or finder fees will be paid to any party.

      9. Expenses. The parties hereto will bear their respective expenses in connection with preparing for and consummating the transactions contemplated by this Letter of Intent, and in conducting any due diligence investigation contemplated hereunder. Neither the Company nor the Sellers on the one hand, nor Buyer on the other will be liable to any other party for their expenses, damages or losses, if any, in the event that the Definitive Acquisition Agreement is not executed for any reason.

      10. Termination. Either party can terminate this Letter of Intent at any time for any reason whatsoever except as provided under paragraph 6 herein.

      11. Governing Law. Any dispute related to this Letter of Intent or the Definitive Acquisition Agreement or related documents will be governed by the laws in the State of Florida.

      This Letter of Intent will terminate on _________, 2005, if not agreed to and accepted by the Seller. If the foregoing is acceptable, please indicate the same by executing and returning the enclosed counterpart of this Letter of Intent. We look forward to working with Automotive International.

Regards,                               Approved this ___ day of ________, 2005

-------------------                    ------------------------
Charles T. Jenson                      Merritt Jesson
CEO                                    President & CEO
NeoMedia Technologies                  Pickups Plus, Inc.